[LETTERHEAD OF K&L GATES LLP]

October 15, 2008

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, D.C. 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008
Filed May 7, 2008 and August 19, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

Based upon the Staff’s review of the above-referenced Form 10-KSB and Forms 10-Q of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), the Commission issued a comment letter dated September 16, 2008. The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that on October 10, 2008, the Company filed an amendment (“Amendment No. 1”) to its registration statement on Form S-1 (the “Registration Statement”), originally filed on August 13, 2008, in response to similar comments received from the Commission. Prior to the effectiveness of the Registration Statement, the Company will amend the above-referenced Form 10-KSB and Forms 10-Q, as applicable, to conform to the amendments made in Amendment No. 1 and any subsequent amendment to the originally filed Registration Statement.

Concurrent with the overnight delivery or this response letter, we have provided a clean version of Amendment No. 1 and a redline showing the changes made in Amendment No. 1 as compared to the originally filed registration statement.

Form 10-Q for the Period Ended June 30, 2008

Condensed Consolidated Balance Sheet, page 8

1.	Comment: Please fully disclose the nature and terms of the items classified within the balance sheet line-item "Customer Deposits."

Response: We respectfully note your comment and inform you that the disclosure regarding “Customer Deposits” in Note 11 to the financial statements in Amendment No. 1 has been revised to provide additional information regarding Customer Deposits.

Condensed Consolidated Statement of Operations, page 9

2.	Comment: Please revise the amount identified as cost of goods sold to include the disclosures called for in SAB 11:B.

Response: We respectfully note your comment and inform you that the notes to the financial statements in Amendment No. 1 have been revised to indicate that depreciation is included in cost of sales (Note 9) and amortization is included in cost of sales (Note 10).

Larry Spirgel
October 15, 2008

Consolidated Statements of Cash Flows, page 11

3.
Comment: Separately present the provision for bad debts as an adjustment to reconcile net income (loss). See footnote 17, paragraph 115 of SFAS 95. Also tell us how much of your trade accounts receivable at March 31, 2008 and June 30, 2008 have been collected as of the latest practicable date.

Response: We respectfully note your comment and the Company has revised the Consolidated Statement of Cash Flows in Amendment No. 1 accordingly.

Note 1 - Description of Business and Organization, page 12

4.
Comment: Fully disclose all of the terms of your reorganization and acquisition transactions. We note there is no mention within this footnote of NIVS BVI's purchase of the equity of NIVS PRC, described in the first risk factor on page 48.

Response: We respectfully note your comment and the Company has revised the disclosure in Note 2 to the financial statements in Amendment No. 1 to provide the terms of the Company’s reorganization and acquisition transactions and to describe NIVS BVI’s purchase of the equity of NIVS PRC.

Note 2.b. - Basis of consolidation, page 13

5.
Comment: We note in the first risk factor on page 48 that the PRC government has the discretion to prevent NIVS BVI from participating in the profits of NIVS PRC until the $8.7 million amount owed for the equity interest is paid. Explain to us your basis under GAAP for consolidating NIVS PRC prior to paying for the NIVS PRC equity. Refer us to the accounting literature that supports your consolidation policy.

Response: We respectfully note your comment and inform you that the Company has indicated that the unpaid capital was previously paid and no amounts are outstanding. As a result, the risk factor has been removed from Amendment No. 1.

6.
Comment: In light of Mr. Li's rights, as described in the first risk factor disclosed on page 49, it is unclear how you control NIVS PRC. Please provide us your analysis as support of your consolidation policy.

Response: We respectfully note your comment and the Company has revised the risk factor in Amendment No. 1 to clarify that the Company’s control of NIVS PRC is not impaired by Mr. Li’s rights as a minority shareholder of NIVS PRC.

Note 4 - Advances to Suppliers, page 20

7.
Comment: We note that advances paid to suppliers are for the purchase of raw material and equipment. Your contracts with suppliers do not have specific terms on receipt date for the purchase or specific terms on refund or repayment. It is unclear to us why you believe it is appropriate to record these costs as an asset. Please refer to a definition of an asset and advise us. Also, tell us if you own the raw material and equipment acquired by the suppliers under these arrangements and if so, do you have the legal right to take possession of it.

Response: We respectfully note your comment. The Company pays the deposit to suppliers for material and equipment according to the purchasing contracts. There is a specific delivery date and liability for breach of contract. If a supplier cannot fulfill its supply to the Company according to the contract, the Company has the right to get back the deposit and charge double interest on the deposit according to the interest rate during the same period in which the contract was breached. The Company owns the raw material and equipment acquired from the suppliers under these arrangements. The Company has the legal right to take possession of it. We respectfully refer you to Note 5 to the financial statements in Amendment No. 1 for additional information.

Larry Spirgel
October 15, 2008

Note 5 - Inventory, page 20

8.
Comment: Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6(b) of Regulation S-X.

Response: We respectfully note your comment and the Company has revised the note in Amendment No. 1 accordingly. Inventory includes raw material and finished goods. Finished goods contain direct material, direct labor and manufacturing overhead. There is no general and administrative expense or license fee included in inventory. We respectfully refer you to Note 7 to the financial statements in Amendment No. 1 for additional information.

Note 6 - Due from Related Parties, page 21

9.
Comment: We view receivables from affiliates, such as the amount due from related parties, as being akin to unpaid subscription receivables or unpaid capital contributions. We note that the related parties listed, NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; and Hyundai Lighting & Electronic (Int'l) Holding, appear to be owned and controlled by Mr. Tianfu. If so, revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

Response: We respectfully note your comment and the Company has revised the disclosure in Amendment No. 1 accordingly. Specifically, we respectfully refer you to Note 8 to the financial statements in Amendment No. 1 for additional information.

10.	Comment: With respect to each of your related party transactions, provide all of the disclosures required by paragraph 2 of SFAS No 57 in the footnotes to your financial statements.

Response: We respectfully note your comment and the Company has revised the disclosure in Amendment No. 1 accordingly. Specifically, we respectfully refer you to Note 8 to the financial statements in Amendment No. 1 for additional information.

Note 12 - Due to Shareholder and Related Party Transactions, page 24

11.
Comment: We note that your borrowings from Mr. Li Tianfu do not bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:B and 5:T for guidance.

Response: We respectfully note your comment and the Company has added Note 1 to the financial statements in Amendment No. 1 regarding restatement of the Company’s financial statements due to the addition of imputed interest and has revised the disclosure in Note 16 to the financial statements in Amendment No. 1 to explain the calculation of interest.

Other

12.
Comment: Refer to your disclosure on page 50 concerning the July 2008 Investor Relations Agreement. We note you "expect to recognize a charge to operations in an amount equal to approximately $765,000." With a view towards providing accounting policy footnote disclosure, explain to us how you intend to account for this agreement and your basis for this accounting under GAAP.

Response: We respectfully note your comment and the Company has added Note 24 to the financial statements in Amendment No. 1 to provide the requested disclosure.

Larry Spirgel
October 15, 2008

13.
Comment: We note on page 26 that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. It appears you should provide condensed financial statements of the parent company pursuant to 5-04(c) of Regulation S-X. Refer also to SAB Topic 6:K.2 for guidance.

Response: We respectfully note your comment and the Company has added Note 25 to the financial statements in Amendment No. 1 to provide the requested disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

14.
Comment: The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for various product categories (such as, standard audio equipment, televisions, DVB set-top boxes, DVD players, etc.), reveal key performance measures and disclose known material trends and uncertainties (such as, the impact of declining average selling prices of your existing products, your ability to compete effectively in light of the short life cycle of your products, your historical reliance on sales derived from original equipment manufacturers, the extent to which you have faced rising prices and shortages of raw materials used to manufacture your products, and anticipated increases in expenses due to contributions to the PRC housing assistance fund for your employees and recent changes in Chinese labor laws). Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of goods sold, gross profit and all other line items shown, revise to:

•
clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable (such as, critical raw materials and components) and fixed costs in cost of goods sold;

•	provide insight into the underlying business drivers or conditions that contributed to these changes; and

•
describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: We respectfully note your comment and have revised the disclosure in Amendment No. 1 in light of the principal objectives of the MD&A.

Liquidity and Capital Resources, page 32

15.
Comment: For each period presented, please revise your disclosure to include an analysis of the components of the statements of cash flows that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your inventory, advances to suppliers, customer deposits, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

Response: We respectfully note your comment and have revised the disclosure in Amendment No. 1 to include an analysis of the components of the statements of cash flows.

Larry Spirgel
October 15, 2008

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission